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                                  EXHIBIT 11.1

             Statement Regarding Computation of Per Share Earnings

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Computation of Earnings Per Share
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The following formula was used to calculate the earnings per share, page 21,
Consolidated Statements of Income for the year ended December 31, 1997, 1996 and 1995, included in this report as Exhibit 13.1.

         (Calculation)                                 (Ratio)

Net Income/Weighted average shares of common stock outstanding for the period = Earnings Per Share

                                            December 31,
                                 1997          1996           1995
                              ----------     ----------     ----------

Weighted Average
Shares Outstanding             1,209,085      1,209,085      1,209,085

Net Income                    $1,930,568     $1,643,994     $1,470,347

Per Share Amount              $     1.60     $     1.36     $     1.22

No common stock equivalents exist.